NOVINT TECHNOLOGIES, INC.

100 Merrick Road–Suite 400W

Rockville Centre, NY 11570

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4628

Attention:	Division of Corporation Finance

Re:	Novint Technologies, Inc.
Registration Statement on Form 10-12G
Filed November 14, 2019
File No. 000-51783

Ladies and Gentlemen:

Novint Technologies, Inc. (the “Company“) hereby requests that the Company’s Registration Statement on Form 10 (File No. 000-51783), filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2019, together with all exhibits and amendments thereto (the “Registration Statement”), be withdrawn, effective immediately. The Registration Statement has not been declared effective by the SEC.

The Company received comments to the Registration Statement from the SEC, and at this time certain comments remain unresolved. The Company desires that the Registration Statement not go effective by lapse of time prior to all comments having been resolved. The Company intends to file a new registration statement that is responsive to such comments in the next few days.

Please advise Jolie Kahn, Esq. at 516-217-6379, if further action is required on our part.

Thank you for your assistance.

Sincerely,

NOVINT TECHNOLOGIES, INC.

By:	/s/ Orin Hirschman
Orin Hirschman
President